Exhibit 4.26

SECOND AMENDMENT TO THE

ILLINOIS POWER COMPANY INCENTIVE SAVINGS PLAN

The Illinois Power Company Incentive Savings Plan, as amended and restated effective January 1, 2002 and as subsequently amended (the “Plan”), shall be, and hereby is, amended in the following respects effective April 1, 2004:

I.

Section 1.1(13) of the Plan is hereby amended by deleting the following phrase therefrom:

“; provided, however, that for purposes of the provisions of Section 3.2 (other than Section 3.2(a)), Compensation shall include bonuses, overtime and commissions.”

II.

Except as modified herein, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has caused this Second Amendment to the Plan to be executed on this 31st day of March, 2004, effective as provided above.

DYNEGY INC.

By:	/s/ Teresa L. Naylor
Name:	Teresa L. Naylor
Title:	Vice President, HR Services

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